Exhibit 99.1

Press Release

For Immediate Release	December 17, 2007

CHALLENGER ENERGY CORP. ANNOUNCES CASING AND FLOW TESTING

OF “VICTORY” WELL OFFSHORE TRINIDAD

CALGARY, ALBERTA, CANADA —(Marketwire — December 17, 2007) - Challenger Energy Corp. (“Challenger”) (TSX.V:CHQ)(AMEX:CHQ) announced today, that Challenger and its Partners, Canadian Superior Energy Inc. (“Canadian Superior”) (TSX:SNG)(AMEX:SNG), the Operator of the “Victory” well offshore Trinidad, and BG International Limited (“BG”), a wholly owned subsidiary of the BG Group plc (LSE:BG.L), have unanimously agreed to case and flow test the 16,150 foot “Victory” well located approximately 60 miles off the east coast of the island of Trinidad. Wire line logging of the “Victory” well has been completed and the final section of the well will be cased. The testing operation will take approximately 30 days and once completed operations will commence on the next well, “Bounty”, in the initial three well programme on Block 5(c).

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia. (See Challenger’s website at www.chaenergy.ca).

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations Offshore Trinidad and Tobago, Offshore Nova Scotia, Canada and in Western Canada. (See Canadian Superior’s website at www.cansup.com for information on Canadian Superior).

BG Group plc is a global natural gas business. Active on five continents in over 25 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power. (See www.bg-group.com for information on BG Group plc).

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, project start-ups and future capital spending. Actual results, estimates, projections, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. This news release contains the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered. There is no certainty that any portion of the undiscovered resources will be discovered and that, if discovered, it may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forwardlooking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 — 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Dan MacDonald, CEO and President

Phone: (403) 503-8810

Fax: (403) 503-8811

www.chaenergy.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.